1128 Pennsylvania NE, Suite 200, Albuquerque, New Mexico 87110 | Tel: 505-255-4852 |

March 11, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 28, 2012
File No. 001-12974

Gentlemen:

     Reference is made to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Santa Fe Gold Corporation (the “Company)’s Form 10-K for Fiscal Year Ended June 30, 2012 (File No. 001-12974). Although the Company has been preparing diligently responses and an amendment to its From 10-K, as noted below, given the technical nature of some of the Staff’s comments, the Company has been unable to complete its responses as of today. In particular, please note that Comment No. 3 requires the Company to update its reserve estimate to coincide with its fiscal year-end 2012 and to provide production statistics since startup. Also, Comment No. 4 requires changes in technical disclosures related to historic mineral estimates in its Form 10-K. Further, Comments 5 and 6 require the Company to re-evaluate technical data to ensure Guide 7 compliant disclosures.

     In this regard, the Company hereby respectfully requests a two-week extension (until March 25, 2013) to respond to the comments of the Staff.

Sincerely,

Santa Fe Gold Corporation

By:	/s/ W. Pierce Carson
W. Pierce Carson,
President & CEO